Exhibit 99.1
Explanation of Responses

1.	Held directly by Insight Partners (Cayman) XII, L.P.
2.	Held directly by Insight Partners (Delaware) XII, L.P.
3.	Held directly by Insight Partners (EU) XII, S.C.Sp.
4.
Each share of the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series D-1 Preferred Stock is convertible into shares of the Issuer's common stock on a 1-for-1 basis, at the holder's election, and will automatically convert into shares of the Issuer's common stock upon the closing of the initial public offering (IPO) pursuant to their terms. The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series D-1 Preferred Stock have no expiration date.

5.	The warrants to acquire common stock of the Issuer shall automatically net exercise into shares of the Issuer’s common stock immediately prior to completion of the Issuer’s IPO.